Filed by Broadscale Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Broadscale Acquisition Corp.
Commission File No. 333-262287

voltus
BETTER ENERGY · MORE CASH

Investor Day

March 2022



Disclaimer

These forward-looking statements may be preceded by words such as “we expect,” “we believe,” “we anticipate,” or similar such statements. All forward-looking statements are subject to risks, uncertainties and other factors which could cause our actual results to differ materially from the views we express today. These risks and others have been set forth in the registration statement filed by Broadscale with the SEC. We refer you to Broadscale’s registration statement filed with the SEC on January 21, 2022 for more details about the transaction and Voltus’s financial performance for the full year 2020. Broadscale will continue to file updated financial results in amendments to the registration statements when available. We have also provided information regarding certain key metrics and non-GAAP financial measures. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for Voltus’s consolidated financial results prepared in accordance with GAAP.

Speakers



Gregg Dixon

CEO & Co-Founder



Dana Guernsey

CPO & Co-Founder



Matthew Plante

President & Co-Founder



Doug Perrygo

CFO

Agenda

- **Welcome** | Kelly Yazdani
- **Introduction** | Gregg Dixon
- **Company Overview** | Dana Guernsey
- **Growth Strategy** | Matthew Plante
- **Financial Overview** | Doug Perrygo
- **Transaction Summary** | Gregg Dixon
- **Question & Answer Session**

Introduction

Send questions to investors@voltus.co

What are Distributed Energy Resources (DERs)?

Understanding DERs

- DERs are customer-sited, grid-connected technologies that **consume, generate, or store electricity**
- When **integrated into wholesale markets**, DERs can lead to significant cost savings for customers, as well as utilities and grid operators

Types of DERs


Demand Response
Battery Storage
Electric Vehicles
Distributed Generation
Energy Efficiency

Role of Voltus

- Voltus provides a technology platform that allows all types of DERs to be **monetized easily and seamlessly** in electricity markets across U.S. and Canada
- The Voltus platform is used by **Commercial & Industrial (C&I) customers** that own DERs on-site, as well as **DER partners** that sell/install DERs for customers

DERs are the future of electricity – enabled by Voltus

Voltus Is a Marketplace Capturing Value Flowing from DERs to Wholesale Power Markets


Electric Vehicles
Battery Storage
Distributed Generation
Demand Response
Energy Efficiency
Walmart
Coca-Cola
PowerSecure
Energy Consumers & DER Partners
Wholesale Markets
CAISO
ERCOT
NYISO
MISO
SPP
PJM
ISO-NE
IESO
AESO

voltus

The Energy Ecosystem is Decentralizing, Decarbonizing, and Digitizing

A technology platform is needed to connect and monetize Distributed Energy Resources (“DERs”) in every electricity market around the world

Today’s Grid Problem

- **Unstable:** climate volatility driving massive instability and expense
- **Antiquated:** legacy grid old and failing
- **Unprepared:** renewables / EV integration exacerbating instability

Tomorrow’s Grid Solution

- **Decentralized:** customer-sited, resilient, lowest cost, ubiquitous
- **Decarbonized:** cleaner, renewable, electrified
- **Digitized:** real-time visibility, networks, and control

Voltus is to Electricity What the Cloud is to Computing

Digitalization of Traditional Industries Creates Trillions of $'s in Value

1970s – TODAY

Transition to Distributed Computing

Mainframes and "dumb terminals" were replaced by cloud computing, smart devices, and transformational software


workday.
Square
stripe
aws
airbnb
Uber
PayPal
Azure
salesforce

Electricity is next

2021 & BEYOND

Transition to Distributed Energy

Voltus is the technology platform for the future of electricity


Demand Response
Distributed Generation
Electric Vehicles
Battery Storage
voltus
Energy Efficiency

voltus

Why Voltus? The Leading DER Software Technology Platform

Voltus is the leading DER software technology platform driving the transition to a cleaner, more resilient electricity system.

Enormous Market

- **$3.0Tn** [1] global electricity market in transition to DERs
- **~$530Bn** [1] in US and Canada alone
- **~$120Bn** [2] total annual addressable market of DERs by 2030

Category Creator

- World-Class technology **maximizes value of every DER:** solar, batteries, EVs, efficiency, etc.
- Simplifies market with **no upfront cost or risk**
- **Stabilizes grid** with broad ESG benefit

High-Margin, Contracted Growth

- **>70% revenue CAGR,** growing to >$500mm in '25
- **Asset-light, capital efficient** model with attractive margins
- **~$2.3Bn** of cumulative revenue, backlog, pipeline with <$20mm of CAC
- **Visible forecast** with ~5 year avg. contract length

Proven Leadership

- **100+** years experience
- **>12,000 MWs of DERs** brought to market - more than anyone
- Created only platform reaching **all 9 U.S. and Canadian markets**

Highly attractive valuation for first publicly-traded, pure-play DER technology company

Notes:
1. 2020 data from Enerdata Global Energy Statistical Yearbook, GlobalPetrolPrices.com, S&P Global Market Intelligence, and IEA
2. Guidehouse Insights Global DER Deployment Database

voltus

Multiple Macro Drivers Accelerating Growth in DERs

U.S. Renewable Electricity Generation Projections (2010-2050) [1]



TWh
2020
2,500
2,000
1,500
1,000
500
0
Solar
Wind
Geothermal
Hydro
2010 2020 2030 2040 2050

Ongoing Transition to Renewables

- Renewable electricity generation in the U.S. expected to increase 3x by 2050
- Intermittency of renewables requires significantly more backstop and balancing resources

U.S. Share of Annual Passenger Vehicle Sales by Drivetrain [2]



100%
50%
0%
Electric
ICE
Fuel Cell
2020 2025 2030 2035 2040

Electrification of Key Sectors Driving Massive New Demand

- EV charging expected to need >400 TWh annually by 2040, ~10% of U.S. electricity generation today [2]
- 44% of fuel consumed by industrial sector can be electrified with currently available technology [3]

Increasing Number of Annual Disasters >$1Bn [4]



$Bn
120
80
40
0
1980's 1990's 2000's 2010's
Drought
Flooding
Freeze
Storms
Cyclone
Wildfire

Need for Greater Grid Resiliency

- Rising costs and frequency of grid events and natural disasters driving adoption of on-site generation and desire for end-user control
- Customers looking to DERs as a hedge against price volatility and outages

DER Annual Capacity Additions as % of Central Generation Additions [5]



200 %
150 %
100 %
50 %
2020 2022 2024 2026 2028 2030

Increasing Expansion of DER Capacity

- Over $2Tn in U.S. grid replacement and reinforcement projected between 2020-2050 [4]
- DER capacity additions are expected to be ~2x that of centralized generation annually by 2030

Notes:
1. EIA Annual Energy Outlook 2021
2. Bloomberg Electric Vehicle Outlook 2020
3. McKinsey & Company What Electrification Can Do for Industry, May 2020 Report
4. Bloomberg New Energy Finance Power Grid Long-Term Outlook 2021
5. Guidehouse Integrated DER 2020 Report

voltus

The Total Addressable Market for DERs is Enormous

Investments in distributed generation, EV infrastructure, and energy storage will continue driving exponential growth in DER capacity.



Demand Response
Distributed Generation (1)
$120Bn Annual TAM (3)
Battery Storage
Energy Efficiency (2)
Electric Vehicles

- **$120Bn annual TAM** based on 2030 estimates for global cumulative DER capacity across demand response, distributed generation, energy efficiency, electric vehicle charging, and distributed energy storage categories
  - **~2,400 GWs** of DER capacity projected by 2030
  - Assume rate of $50,000 / MW-year based on historical average market rates
- By 2030, **new annual DER capacity additions are projected to be 2x** the capacity additions of centralized generation systems [4]

Source: Guidehouse Insights Global DER Deployment Database: Cumulative Installed Total DER Capacity by Technology

Notes:

1. Distributed Generation includes gensets, fuel cells, microturbines, solar PV, wind, and other renewables
2. Energy Efficiency reflects Annual Capacity
3. Global TAM reflects near term target markets for Voltus and excludes China, Africa and Middle East
4. Guidehouse Insights Integrated DER 2020 Report

Company Overview

Send questions to investors@voltus.co



Gregg Dixon
CEO & Co-Founder
Years Experience: 20



Matthew Plante
President & Co-Founder
Years Experience: 17



Dana Guernsey
CPO & Co-Founder
Years Experience: 14



Neil Lakin
CTO & Co-Founder
Years Experience: 11



Todd Krause
Chief Revenue Officer
Years Experience: 15



Doug Perrygo
Chief Financial Officer
Years Experience: 12



Stephanie Hendricks
SVP of Ops & Customer Success
Years Experience: 7



Jon Wellinghoff
Chief Regulatory Officer
Years Experience: 40



Laurie Harrison
Chief Legal Officer
Years Experience: 14



Kelly Yazdani
VP of Marketing
Years Experience: 7



Carey Albertine
VP of People & Culture
Years Experience: 3

Combined 12,000 MWs of DERs to Market Globally

Voltus Creates Simplicity From Complexity…

In an Extremely Complex Electric Grid…

9 Wholesale Markets [1]

50 State Regulatory Bodies

3,000+ Electric Utilities

10,000+ Electricity Tariffs

150mm+ Electric Meters [2]

Billions of DERs



voltus
$13,208.97
$251k
$209k
$968
$13,208.97

…Voltus Delivers Simplicity

- Only platform integrated into **all nine U.S. and Canadian** wholesale electricity markets
- Currently provides **50+ discrete electricity market programs** in which to monetize DERs, more than all competition
- Creates an estimated **2 million daily transactions** to reflect changes in DER market positions, prices, registrations, and asset schedules
- Collects **5 million data points per day** with **real-time, 30 second data intervals** that represent one of the largest energy data lakes in the world

Notes:
1. Nine wholesale markets in the U.S. and Canada
2. FERC 2020 assessment of demand response and advanced metering

Enabling Customers and Partners to Monetize their DERs

"Machines to Markets to Money": Grid operators pay Voltus to connect DERs to the market; Voltus shares a portion of that cash with its customers and DER partners.



Electric Vehicles
Battery Storage
Distributed Generation
Demand Response
Energy Efficiency
Walmart
Coca-Cola
PowerSecure
Energy Consumers & DER Partners
Wholesale Markets
CAISO
ERCOT
NYISO
MISO
SPP
PJM
ISO-NE
IESO
AESO

Driving Value for the Grid and for Customers

Asset-light business model delivers superior, predictable revenue growth.

More DERs Integrated into the Grid, More Value Provided for Customers & Partners



Simple
No Risk
No Cost
More Markets, More Megawatts
One-Page Commercial Agreement
Technology to Make Life Easier

Proven Go-to-Market Strategy ... Accelerated with SPAC Proceeds

- 2-Pronged Approach: C&I Customers and DER Partners
- 100% of DERs under management are existing assets with no supply chain risks, no capital investment, minimal engineering, procurement, or construction risk
- 73 day average sales cycle and four-hour average time to integrate technology per site
- ~5 year average contract term length
- 10:1 LTV/CAC ratio: ~$20,000 / MW CAC, lifetime value of $200,000 / MW
- 100%+ customer value retention (negative net dollar churn)

Case Study: Maximizing DER Value for a Big Box Retailer

Enterprise class customers, like this big box retailer, are quickly standardizing on the Voltus platform to fully unlock the economic, reliability, and sustainability value of their DERs of all types.



5,000 Stores
9 Markets
8 Products
5 DERs
Revenue
2023E
2022E
2021E
2020
2019
IESO
AESO
NYISO
SPP
CAISO
ISO-NE
ERCOT
PJM
MISO
Buy Better
Visibility
Energy
Ancillary
Peak Saver
CashGen
Capacity
Utility
Electric Vehicles
Energy Efficiency
Energy Storage
Distributed Generation
Demand Response
$250mm potential
$10mm
$4.0mm
$1.8mm
$465K
$220K

Key Takeaways

- Exemplifies 'land and expand' opportunity
- Voltus offers a single solution to connect every one of this big box retailer's 5,000 stores across each of the 9 markets to the grid
- Voltus integrates with multiple types of DERs across multiple programs/products
- Voltus can monetize each asset in a fully automated fashion

voltus

Voltus Platform: One-Stop Solution for Customers and Partners

Full set of capabilities for DER monetization offered through a proprietary technology platform.

IDENTIFY & FORECAST DER VALUE	ORCHESTRATE & PERFORM DER OBLIGATION	SETTLE & REPORT DER PERFORMANCE
Identify & Evaluate	Energy Pricing	Measurement & Verification
Aggregation Strategy	Auction Bidding	Settle & Disburse
Value Forecasting	Schedule Coordination	Reporting & Insights
	Automated Dispatch	

Voltus Delivers More Dollars Per MW in Every Market in which Voltus is Integrated

Voltus Technology Connects Every DER Category

Voltus UX Combines Ease-of-Use with Deep Analytics

voltus

Key Elements of the Voltus Technology Platform

With exceptional talent, Voltus built a cloud-based DER platform that orchestrates the complex interplay between DER assets and electricity markets to optimize performance and maximize revenue for customers.

WORLD-CLASS TECHNOLOGY AND PRODUCT TEAM

World-class technology and product talent has developed the leading DER platform, setting Voltus apart from the competition

Talent and tangible prior experience:

SolarCity, Tesla, Sunrun, EnerNOC, Snapchat, Dartmouth, Squarespace, Stanford, Google, MIT, C3, FERC, mongoDB

ENERGY IOT CONNECTIVITY TO ALL DER TYPES

Propriety hardware and software API platform connects and controls all DER categories in wholesale and retail power markets in real-time, addressing 99% of legacy and modern IoT systems


voltus
API
Electric Vehicles
Energy Efficiency
Energy Storage
Demand Response
Distributed Generation

AI CLOUD SOFTWARE PLATFORM TO MAXIMIZE DER VALUE

AWS-hosted software and data analytics platform optimizes DER dispatch, delivering real-time control and insights to unlock and optimize economic value of each DER asset and aggregation


$182.9M
88
3152
745,272.57

voltus

Competitive **Landscape**

Voltus technology underpins the promise to deliver the most dollars per DER MW in every market.

voltus

All 9
Market Regions

Most
Products & Programs Offered

Market (1)	Products	voltus	enel x	CPower	nrg	Direct Energy	leap.	OhmConnect
AESO	Ancillary	$	$					
	Peak Saver	$						
CAISO	Ancillary	$						
	Capacity	$	$				$	$
	Energy	$					$	$
	Utility	$	$	$			$	$
ERCOT	Ancillary	$		$				
	Capacity	$	$	$			$	$
	Peak Saver	$	$		$	$		
	Utility	$	$	$				
IESO	Capacity	$	$					
	Peak Saver	$	$					
ISO-NE	Capacity	$	$	$				
	Peak Saver	$	$		$	$		
	Utility	$	$	$				
MISO	Ancillary	$						
	Capacity	$				$		
	Energy	$						
	Utility	$	$	$				
NYISO	Ancillary	$		$				
	Capacity	$	$	$	$	$	$	
	Peak Saver	$			$	$		
	Utility	$	$	$	$	$	$	
PJM	Ancillary	$	$	$				
	Capacity	$	$	$	$	$		
	Energy	$	$	$	$	$		
	Peak Saver	$	$		$	$		
	Utility	$	$	$				
SPP	Ancillary	$						
	Energy	$						

$ Indicates capabilities in market-specific product

Note:
1. Competitor market participation reflects public disclosures and Voltus's observations during market activities

Growth Strategy

Send questions to investors@voltus.co

Use of Proceeds

Voltus's Technology Platform Creates a First-Mover Advantage That Will Grow as DER Adoption Scales

voltus

50-60%

Land and Expand

With a 10:1 LTV/CAC ratio, pour investment into salesforce expansion to accelerate penetration of global, blue-chip customers and expand adoption of new products, establishing #1 market position in all regions.

20-30%

Capture New DER Partners

Extend product platform further to capture blue-chip DER partners and expand DER technology platform to gain significant new DER category MWs.

20-30%

Expand Globally & Make Acquisitions

Localize DER technology platform in international markets and capture financial scale through tactical regional acquisitions.

% Indicates % allocation of use of proceeds

voltus

DER Participation is Becoming **Standard Business Practice**

Voltus serves over **40 distinct industries** and has established commercial agreements with more than **600 accounts** yet has penetrated less than **1% of the potential** of its existing customer base.

Select Industries Served

- Agriculture
- Asphalt, Concrete, Sand, Aggregates
- Auto Industry
- Bank/Financial Services
- Big Box Retail
- Chemical Processing
- City/Municipal/State/Federal Government
- Cold Storage
- Higher Education
- Construction
- Consumer Products Manufacturing
- Crypto Mining
- Data Center/Server Farm
- Distribution/Shipping Center/Warehouse
- Entertainment Centers
- Food & Beverage
- Grocer/Market
- Hospitals/Healthcare Centers
- Hotels & Hospitality
- K-12 School/School District
- Laboratory/R&D
- Lumber/Wood Products
- Marketing/Advertising
- Manufacturing
- Foundries
- Mining
- Oil/Gas Refinery/Supply
- Paper Mill
- Pharmaceuticals
- Product Packaging
- Printer/Print Media
- Real Estate
- Restaurant/Food Service
- Retirement Community
- Services (Consulting, Non-Profit)
- Software
- Telecommunications/Broadcast Media
- Transportation/Trucking/Railroad
- Waste & Water Treatment/Recycling

Coca-Cola | SIMON | Walmart

American Water | VORNADO REALTY TRUST | The Home Depot

NYU Langone Health | TA Realty | Air Products

BUNGE | WestRock | USG

Source: Company provided materials

voltus

Significant Opportunity Through Potential DER Partners

DER Categories	Potential MWs Deployed by Voltus / Aggregators (1) (2)	Potential Annual Revenue to Voltus / Aggregators (3)
Energy Efficiency: ecobee, resideo, nest **Energy Storage:** stem, Plug Power, Bloomenergy **EV Charging:** chargepoin+, VOLTA, blink, EVgo **Distributed Generation:** PowerSecure, ENPHASE, solaredge	More than **650,000** Represents ~70x the 2025E MWs deployed by Voltus in the forecasts provided herein	More than **$32.5Bn**

Current DER partner pipeline has potential to drive significant incremental MWs beyond Voltus's financial forecast

Source: Guidehouse Insights Global DER Deployment Database; Cumulative Installed Total DER Capacity by Technology

Notes:

1. Reflects residential component of DR, Energy Efficiency categories; Distributed Generation includes distributed solar, onsite generation capacity
2. Based on 2025E Capacity for above categories; China, Africa and Middle East not included
3. Based on estimated market rate of $50,000/MW-year

voltus

Every International Market Benefits from DER Integration

United Kingdom
50 GW[1] market allows DERs and ongoing market reforms will encourage more

Germany
46%[2] of 80 GW[3] market delivered by renewables produces tremendous demand for balancing DERs

Japan
160 GW[4] market committed to procuring 4 GW of DERs by 2024

Korea
78 GW[4] highly industrialized market allows DERs to participate in market

Mexico
46 GW[3] market needs DERs to balance increasing solar penetration



Brazil
86 GW[5] market with rapidly growing renewable electricity sources and DER pilot underway

India
200 GW market with renewables growth eclipsing 17% CAGR FY2016-2020[6]

Australia
AEMO DER market opens 10/21, allowing DERs to deliver in a 35 GW[7] market

Voltus Forecasted International Growth [8]


MW
2,500
2,000
1,500
1,000
500
0
2022
2023
2024
2025

% of Total MW Registered	4%	8%	14%	19%

Voltus team has opened ten countries to DERs

Notes:
1. Reuters April 2021; 2021 Peak Demand
2. Clean Energy Wire
3. IEA; 2020 Peak Demand
4. Argus Media; 2021 Peak Demand
5. Agora Energiewende; 2017 Peak Demand
6. The Financial Express, IBEF.org; 2021 Peak Demand
7. Australian Energy Regulator, 2020 Peak Demand
8. Based on registered MWs; excludes Canada, which is a current Voltus market

Financial Overview

Send questions to investors@voltus.co

voltus

Key Financial Highlights

Voltus is the first DER technology platform to go public that enables a decentralized, decarbonized, digitized, resilient, and more affordable electricity system

- ✓ **Clear track record** of predictable, rapid, recurring revenue growth in a massive global TAM supported by **macro tailwinds**
- ✓ **Category creator** with world-class technology and superior product / market fit that delivers **premium margins**
- ✓ **Asset-light,** capital efficient financial model with **no supply chain risk**
- ✓ **Superior unit economics** with 10:1 LTV:CAC and **100%+ net customer retention**
- ✓ **Opportunity to invest** in a first-of-its-kind energy transition company at an **attractive relative valuation**

voltus

Superior Unit Economics Drive Leading Runrate Margin Profile

Through Voltus's proprietary software platform, Voltus is able to maximize the value of a single customer MW through monetization across multiple product lines.



Multiple $ Revenue Streams
To the Customer
~60%



Costs to Manage a MW
~15%
(1)
~25%
EBITDA
voltus

- **Stacked Value:** 1 MW of DERs can deliver multiple products to electricity markets, potentially generating ~$50,000 per MW per year of revenue (North American average)
- **No Upfront Cost or Risk, Pure Cash Flow Value Proposition:** Customers capture ~60% of the value, or ~$30,000 per MW per year, from their DERs
- **Robust Margins Driven by Proven Customer Acquisition Model:** Voltus receives ~40% of value, translating into ~25% EBITDA margin post sales & marketing and overhead costs, with ~100% free cash flow conversion

Voltus Products and Programs

Wholesale Market Programs

01 Capacity
- Wholesale market program where DERs are obligated over a defined period (e.g., annually) at a fixed $ amount for the grid operator to dispatch

02 Ancillary
- Wholesale market programs where DERs are obligated to deliver quickly (e.g., in 10 minutes) on a day ahead basis for certain hours by the grid operator

03 Peak Saver
- Voltus AI-based predictive service where DERs capture utility bill savings related to wholesale market generation and transmission capacity charges

04 Energy
- Wholesale market program that captures value by selling the hourly value of not consuming electricity to the market, on a day ahead basis

05 Utility
- Retail market programs where DERs deliver reliability and economic benefits to electric utilities (much like a capacity program by locality)

Voltus Products

06 Cash Gen
- Voltus program that helps customers upgrade onsite generation to provide greater electricity reliability and unlock revenue streams

07 Buy Better
- Voltus energy procurement service that helps customers lower total energy spend through competitive sourcing

08 Visibility
- Fixed-fee software-as-a-service offering that delivers 24/7/365 energy management value to customers

Note:
1. Company projections reflect reaching 25% EBITDA Margin by 2027

Attractive Growth from Asset-Light Model that Capitalizes on Compelling Macro Trends

- Forecast based on MWs deployed to customers and subsequently registered in multiple programs, with typical customer contracts of ~5 years
  - Ability to register across multiple programs is Voltus's core value proposition to customers
  - Voltus's LTM ratio of registered to deployed MWs is 1.39 (forecast conservatively assumes a ratio of 1.35 between 2022-2027)
  - Similarly, forecasted market pricing is consistent with historical results
- Gross profit growth tracks revenue, as the bulk of COGS is simply revenue sharing payments to our customers
- Increased operating expenses from SPAC proceeds funneled into our proven go-to-market model, fueling customer acquisition growth
- Efficient self-funding working capital model
- Free cash flow conversion is robust, driven by asset-light model

MW Deployed [1] & Registered [2]


MW
12,000
8,000
4,000
0
2021A
2022E
2023E
2024E
2025E
MW Deployed
MW Registered

Revenue


$mm
600
400
200
0
CAGR: 82%
2021A
2022E
2023E
2024E
2025E

Gross Profit


$mm
%
250
200
150
100
50
0
50%
40%
30%
20%
10%
0%
2021A
2022E
2023E
2024E
2025E
Gross Profit
Gross Margin

EBITDA & FCF


$mm
100
50
0
(50)
2021A
2022E
2023E
2024E
2025E
EBITDA
FCF

Source: Company provided materials
Notes:
1. $/MW-year (Deployed) reflects weighted average market price realized per deployed MW, including CashGen; values rounded to nearest 1,000
2. $/MW-year (Registered) reflects weighted average market price realized per registered MW, including CashGen; values rounded to nearest 1,000

Recurring Revenue from Contracted Backlog and Sizeable Pipeline Provide Confidence for 2022+

$323mm [1]
Contracted Backlog, 4.4yr Average Contract Remainder (as of February 2022)

$1.9Bn
Total Pipeline, 5.0yr Average Contract Length [2] (as of February 2022)

Current backlog + pipeline were built with <$20mm of total cumulative S&M spend
Use of proceeds to be >3x that number in the next few years alone



($mm)
381
5
68
73
Expected 2022 Revenue from Contracted Backlog (1)
Annual Contribution Potential from Current Pipeline (3)
2022E Target

94%
Of 2022E Revenue Covered By Current Backlog

76.2x
Coverage vs. 2022 Target Revenue Gap of $5mm

- $47mm of 2021A revenue, as compared to $42mm estimated at transaction announcement
- Strong conviction for 2022 turning focus toward 2023 revenues
  - Nominal conversion of just $5mm needed to reach revenue estimate of $73mm
- Pipeline does not include potentially significant expansion within our existing customers or DER partnership opportunities

Source: Company provided materials

Notes:
1. Represents contracted backlog of MWs with certain risk-weighting factors applied consistent with historical results as of February 2022
2. Weighted average by total revenue
3. 76.2x coverage reflects $381mm divided by the difference between 2022E revenue of $73mm and expected revenue from contracted backlog of $68mm

Market and Product Diversification Provides Stability in Realized ASPs

Portfolio Level Registered-to-Deployed Ratio


1.39
1.35
LTM Registered-to-Deployed Ratio
Average 2022-2027

Selected On-Peak Energy Price Forecast ($ / MWh) (1)


$60
$50
$40
$30
$20
2022 2023 2024 2025 2026 2027 2028 2029 2030
ERCOT
MISO
NYISO
PJM
SPP
CAISO

Selected Capacity & Ancillary Market Prices 2018-2021 ($ / MW Year) (2)


$250,000
$200,000
$150,000
$100,000
$50,000
-
Average
New York - Zone J (Capacity)
New York (Ancillary)
Alberta (Ancillary)
California (Capacity)
California (Ancillary)
ERCOT (Capacity)
SPP (Ancillary)
PJM (Capacity)
Ontario (Capacity)
Ontario (Ancillary)
New England (Capacity)
MISO (Ancillary)

Top and bottom of bars represent maximum and minimum annual price

- Registered-to-Deployed ratio measure the number of times a single deployed MW is registered into various programs in a single market
  - This "value stacking" allows Voltus to secure a market-leading Average Selling Price ("ASP") per MW
  - Voltus projections do not assume any significant improvement in this ratio across its full portfolio relative to historical realization
- ASP, or annual revenue divided by registered MWs, over the period, is expected to grow at an ~8% CAGR during the forecast period
  - Assumed pricing growth accounts for ~2.5%
  - A shift in Voltus's business mix towards higher value markets accounts for the rest
    - Expect Deployed MISO MWs to decline from 34% to <20% of total portfolio
    - Expect new MWs sold in international markets to exceed 20% of portfolio
- Capacity and ancillary market pricing vary across ISO/RTO, with some offering up to three-year forward visibility
- Pricing in certain markets, particularly for ancillary and peak saver products, can be volatile
- Voltus's scale, market and program diversity, and customer and DER diversity, minimize downward price volatility, while simultaneously strengthening the ability to maximize value in periods of higher prices

Notes:
1. S&P Global Market Intelligence Power Price Forecast, Q4 2021
2. Publicly available market price data by ISO

Portfolio Diversified by Customer, Market & Program Type

MW Sold by Market



International 23%
MISO 19%
AESO 3%
NYISO - Other 4%
NYISO - Zone J 2%
IESO 3%
CAISO 4%
ISO-NE 2%
PJM 23%
ERCOT 5%
SPP 4%
Utilities 5%
WEIM 3%

2022-2027 Average %

MW Enrolled by Geography



RoW
20%
Canada
6%
US
74%

2022-2027 Average %

Revenue by Program Type



BuyBetter
3%
Visibility
2%
CashGen
9%
Marketplace
Programs
86%

2022-2027 Average % (1)

Customer Diversity by Revenue



Backlog
Pipeline
101+
25%
Top 10
39%
26-100
24%
11-25
12%
101+
20%
Top 10
42%
26-100
21%
11-25
17%

Total Backlog and Pipeline Breakdown by Customer Size Rank (2)

Notes:
1. Marketplace Programs include Capacity, Ancillary, Energy, Utility and Peak Saver programs; Voltus's Visibility program offering is reflected as a reduction to cost of goods sold and adds to gross profit
2. Represents contracted backlog and pipeline of revenue with certain risk-weighting factors applied consistent with historical results as of February 2022

voltus

Proven Go-To-Market Motion Enabling Conversion of Growing TAM

Sales & Marketing

- 73-day average sales cycle and ~5-year average contract term length
- Voltus targets hiring sales directors at a 2:1 ratio to associates
  - 10 new Outside Sales Directors & 11 new Inside Sales Associates hired year to date
- We incentivize our sales team to pursue a mix of "hunting" (i.e., securing new accounts) and "farming" (i.e., expanding sales with existing accounts) strategies and outcomes

R&D

- Voltus's software engineering team is focused on building out DER program integrations, including new products in existing regions and into new markets
  - Investment in software engineering will be key to expanding our partnership initiatives and maintaining a market-leading suite of software and services
  - Some of these partnership initiatives include opportunities with leaders in EV charging, smart thermostats, and distributed solar

G&A

- Comprised of Executive Management, Customer Operations and Backoffice Support
- Fully remote work environment contributes to lower overhead costs

Sales & Customer Ops Headcount – End of Year

	2021A	2022E	2023E	2024E	2025E
Outside Sales	55	117	158	192	213
Inside Sales	24	58	80	93	101
Customer Ops	49	62	110	135	157
Total	**128**	**237**	**348**	**420**	**471**

Impact of a New Salesperson Unit

	T-0	T-1	T-5	T-10
Salesperson Unit Cost ($mm) (1)	0.3	0.3	0.3	0.3
Incremental MWs Sold (2)	0	15	15	15
Total MWs Registered	0	15	75	150
Revenue ($mm) (3)	$0.0	$0.8	$3.8	$7.5
Margin ($mm) (4)	$0.0	$0.3	$1.5	$3.0

Headcount Mix Today (12/31/2021) – 186 Voltans



21 G&A
11%
79 Sales & Marketing
43%
37 R&D
20%
49 Customer Operations
26%

Headcount Strategy



100%
75%
50%
25%
0%
2021
2023
2025
2027
Sales & Marketing
G&A / Customer Ops
R&D
3
2
1
Target Team Composition to Support Growth

Notes:
1. 1 salesperson unit includes salary, benefits, and commissions for: 1 outside sales and ½ inside sales team member
2. Assumes 15 MW sold per year per 1 salesperson unit
3. $50,000/MW year assumptions held constant over time
4. Assume 40% Gross Margin

voltus

Financial Forecast Summary

2021 actual results outperformed previously provided forecast.

($MM)	2021E	2021A	2022E	2023E	2024E	2025E	2026E	2027E [1]	2021A-2027E CAGR
Average MW Deployed	**1,063**	**1,058**	**1,593**	**3,080**	**5,545**	**8,633**	**12,173**	**15,913**	**57%**
Average MW Registered	**1,459**	**1,473**	**2,189**	**4,216**	**7,517**	**11,598**	**16,260**	**21,209**	**56%**
$/MW-year (Registered) [2]	*29,000*	*32,000*	*34,000*	*41,000*	*42,000*	*45,000*	*46,000*	*47,000*	
$/MW-year (Deployed) [3]	*40,000*	*45,000*	*46,000*	*55,000*	*57,000*	*60,000*	*62,000*	*63,000*	
Revenue	**42**	**47**	**73**	**171**	**318**	**517**	**750**	**1,001**	**66%**
Gross Profit	**15**	**19**	**26**	**63**	**124**	**210**	**311**	**418**	**67%**
Gross Margin (%)	*35%*	*40%*	*35%*	*37%*	*39%*	*41%*	*42%*	*42%*	
OPEX	**33**	**29**	**62**	**96**	**125**	**146**	**162**	**179**	**36%**
Sales & Marketing	*11*	*11*	*26*	*39*	*52*	*63*	*72*	*81*	
R&D	*8*	*4*	*15*	*26*	*32*	*36*	*37*	*40*	
G&A	*13*	*14*	*20*	*32*	*41*	*47*	*52*	*58*	
EBITDA	**(16)**	**(8)**	**(32)**	**(25)**	**14**	**85**	**176**	**269**	**168%**
EBITDA Margin %	*NA*	*NA*	*NA*	*NA*	*4%*	*16%*	*23%*	*27%*	
Plus/(Less) Taxes, Collateral & Other [4]	*(10)*	*(6)*	*(23)*	*(19)*	*(17)*	*46*	*(1)*	*(40)*	
Plus/(Less) Working Capital	*0*	*(3)*	*7*	*15*	*19*	*23*	*25*	*28*	
Plus/(Less) Other Capital Costs [5]	*(6)*	*(3)*	*(16)*	*(27)*	*(30)*	*(33)*	*(35)*	*(35)*	
Free Cash Flow	**(32)**	**(20)**	**(64)**	**(55)**	**(15)**	**120**	**165**	**222**	**36%**

Notes:

1. All reflect 2021-2027 except EBITDA (2024-2027) and Free Cash Flow (2025-2027)
2. $/MW-year (Registered) reflects weighted average market price realized per registered MW, including CashGen; values rounded to nearest 1,000; 2021A and 2021E reflect average across year
3. $/MW-year (Deployed) reflects weighted average market price realized per deployed MW, including CashGen; values rounded to nearest 1,000; 2021A and 2021E reflect average across year
4. Includes income taxes, change in collateral, interest income & expense, and non-cash items in EBITDA; for 2021A, includes ~$475k from other adjustments to cash flows from operations
5. Includes cost outlays from Smart Meter deployment, CashGen, and capitalized software

Transaction Summary

Send questions to investors@voltus.co

voltus

Detailed Transaction Overview

Voltus will be the first pure-play DER technology company to go public that enables efficient integration, optimization, monetization, and settlement of all DER resource types in any market.

Transaction Details

- Voltus to receive 75.0 million shares
- Combined company will be listed on the NASDAQ with the ticker "VLTS"
- Expected to close in first half of 2022

Earnout & Sponsor Deferral

- Additional 10mm earnout shares to Voltus in 3 equal tranches upon attaining stock prices of $12.50, $15.00 and $17.50
- 1.4mm deferred sponsor shares that vest in 3 equal tranches upon attaining stock prices of $12.50, $15.00 and $17.50

Capital Structure

- Transaction funded by $345mm cash held in trust (assuming no redemptions) and $100mm in PIPE proceeds, as well as existing Voltus cash
- Existing Voltus shareholders are rolling 100% of their equity and will own 59% of pro forma company at closing [1]

Sources & Uses

Sources	$mm
Equity PIPE	$100
Broadscale Trust	345
Current Voltus Cash [1]	40
Voltus Equity Rollover	750
Total Sources	**$1,235**

Uses	$mm
Stock to Voltus	$750
Estimated Fees	40
Cash to Balance Sheet	445
Total Uses	**$1,235**

Announced December 1, 2021	Preliminary S-4 Filed January 21, 2022	Expected Shareholder Vote 2Q22

Pro Forma Valuation (Post-Money)

Pro Forma Shares Outstanding	126.7
Share Price	$10.00
Voltus Equity Value	**$1,267**
Pro Forma Net Debt (Cash)	(445)
Voltus Enterprise Value	**$822**

Pro Forma Ownership (2)



Broadscale Sponsor, 6%
PIPE Shareholders, 8%
Voltus Shareholders, 59%
Broadscale Public Shareholders, 27%

Notes:
1. As of 12/31/2021, includes restricted cash of $799k
2. Assumes no redemptions or impact from warrants, earnout shares to Voltus, or deferred sponsor founder shares

Significant Upside Potential Based on Peer Comparisons

Tremendous potential upside of ~200% relative to the post-money deal value, despite the significant drop in peer valuation since our transaction announcement on December 1st

Voltus is the first mover DER platform without any obvious publicly traded peers:

- *Full suite of DER capabilities (not just storage)*
- *Software, not hardware*
- *Recurring revenue model*
- *No exposure to supply chain risk*
- *No reliance on government subsidies*

voltus Transaction | **Implied Voltus Value Based on Peer Multiples[1]**



Transaction Upside
+~200%
$2,334
$822
Deal TEV
Average Value from Implied 2023 TEV Multiples

2023 Implied TEV Multiples

	Deal TEV	Median	Average
Revenue	4.8x	9.6x	11.0x
Revenue Growth	0.07x	0.28x	0.31x
Gross Profit	13.0x	22.0x	25.5x

Median Average

Source: CapitalIQ as of 3/10/22, Company provided materials
1. Calculated based on the followings peers: Distributed Solar – NOVA, RUN; Smart Energy Storage – STEM; U.S. EV Charging – BLNK, CHPT, EVGO; Solar Technology - ENPH, SEDG; Fuel Cell – BE, BLDP, FCEL, PLUG; High Growth Data & Analytics and Next Gen IT Optimization – DDOG, DT, ESTC, FROG, JAMF, MDB, NOW, PD, PLTR, SNOW, ZEN; See Appendix

Closing Summary

Substantial shift in global electricity system to decentralized, decarbonized, digitized, and resilient

Balkanized markets require technology platform to unify treatment of DERs and unlock full potential globally

Voltus's proven, efficient business model is positioned for continued leadership as $3 trillion [1] in global electricity spend shifts to DERs

Note:
1. 2020 data from Enerdata Global Energy Statistical Yearbook, GlobalPetrolPrices.com, S&P Global Market Intelligence, and IEA

Q&A | investors@voltus.co

Benchmarking Materials

Voltus Shares Attributes with a Broad Range of Peers

No pure direct comparable companies given Voltus's unique business model and positioning.

		Distributed Solar	Smart Energy Storage	U.S. EV Charging	Solar Technology	Fuel Cell	High Growth Data & Analytics and Next Gen IT Optimization
	voltus	sunnova sunrun	stem	blink chargepoint EVgo FAST CHARGING	ENPHASE. solaredge	BALLARD Bloomenergy PLUG POWER fuelcellenergy	snowflake servicenow DATADOG zendesk mongoDB. Palantir elastic dynatrace jamf JFrog PagerDuty
DER-Driven Business Model	✓	✓	✓	✓	✓	✓	✗
Operates Across Multiple DER Categories	✓	✗	✗	✗	✗	✗	✗
Software Based Service Offering	✓	✗	✗	✗	✗	✗	✓
Zero Supply Chain Risk	✓	✗	✗	✗	✗	✗	✓
Recurring Revenues	✓	✗	✗	✗	✗	✗	✓

Revenue Growth Benchmarking



Historical Revenue CAGR
127%
'18A - '20A
Revenue CAGR (CY 2018A – 2020A)
Median
Average
17%
17%
127%
127%
44%
44%
41%
41%
5%
4%
55%
42%
Overall Average: 45%
Overall Median: 35%
Projected Revenue CAGR
74%
'21A - '26E
Revenue CAGR (Forecast)
Median
Average
25%
25%
56%
56%
79%
62%
20%
20%
42%
40%
31%
30%
'21A – '26E¹
'21A – '26E¹
'21A – '26E¹
'21A – '26E¹
'21A – '26E¹
'21A – '26E¹
Overall Average: 38%
Overall Median: 32%
Distributed Solar
Smart Energy Storage
U.S. EV Charging
Solar Technology
Fuel Cell
High Growth Data & Analytics and Next Gen IT Optimization

Source: CapitalIQ as of 3/10/22, Company provided materials

Notes:

Forecasts based on management projections for Stem, Chargepoint and EVGo

1. Calculated as Revenue CAGR from 2021 to either 2026 or latest available pre-2026 estimate; 2021 Revenue estimates used where actual not yet reported

voltus

Valuation **Benchmarking**

Median
Average



CY 2023E EV / Revenue
4.8x
9.9x
9.9x
1.8x
1.8x
17.2x
16.1x
7.3x
7.3x
11.7x
9.9x
11.3x
8.9x
voltus
CY 2023E EV / Revenue / Growth
0.07x
0.44x
0.44x
0.03x
0.03x
0.23x
0.21x
0.35x
0.35x
0.25x
0.24x
0.36x
0.32x
voltus
CY 2023E EV / Gross Profit
13.0x
23.1x
23.1x
5.6x
5.6x
43.3x
39.4x
20.1x
20.1x
55.4x
46.1x
15.6x
11.5x
voltus

Overall Average: 11.0x
Overall Median: 9.6x

Overall Average: 0.31x
Overall Median: 0.28x

Overall Average: 25.5x
Overall Median: 22.0x

Revenue CAGR[2]:	'21A – '26E 74%	'21A – '26E[1] 25%	'21A – '26E[1] 56%	'21A – '26E[1] 62% - 79%	'21A – '26E[1] 20%	'21A – '26E[1] 40% - 42%	'21A – '26E[1] 30% - 31%

Distributed Solar | Smart Energy Storage | U.S. EV Charging | Solar Technology | Fuel Cell | High Growth Data & Analytics and Next Gen IT Optimization

Source: Capital IQ as of 3/10/22.
Company provided materials
Forecasts based on management projections for Stem, Chargepoint and EVGo
1. Calculated as Revenue CAGR from 2021 to either 2026 or latest available pre-2026 estimate; 2021 Revenue estimates used where actual not yet reported
2. Reflects range of average and median CAGRs

Voltus Technology

voltus

Innovation and Solutions Start with Our People

Voltus has attracted a powerhouse team of engineers and product developers.

Talent with Top Tech Experience and Credentials...

TESLA

SQUARESPACE

FringeAI

Google

SolarCity

C3.ai

intuit

sunrun

MIT

Cal

...Drive Voltus's Technical Expertise and Product Development Engine

43 FTE Dedicated to Engineering and Product Development

287 YEARS Software Development Experience

35 FTE New Hires on Deck to Drive Scale and Expand Platform

Voltlet™ + VoltApp™ = Voltus Cloud-Based DER Platform



Electric Vehicles
Energy Storage
Demand Response
Energy Efficiency
Distributed Generation

Customer / Partner "Things"

VOLTLET
Gateways



voltus
API

Controls & Connectivity

- Designed to read data from and control any system instantly (e.g., HVAC systems, EV chargers, and energy storage controllers)
- 30 second standard capture and presentment, remotely configurable to sub-second capture
- API suite eliminates need for Voltlet installation for many customer sites (e.g., big box retail)
- Voltlet installed in less than two hours by customer at meter / DER
- Voltlet is small (12"x8") and integrated cellular modem removes need for onsite IT authorization / integration

VOLTAPP
Voltus Software Platform



aws
salesforce
DWOLLA
twilio
openADR
TASKRAY

Data Quality & Extensibility

- Supports real-time telemetry requirements in every market
- Validation, estimation, and editing (VEE) enables single-platform market settlement
- OpenADR 2.0 ready
- Greenbutton integration, automates utility data acquisition
- AWS enables on-demand scaling with best-in-class API suite
- Integrated with Salesforce, Dwolla, Twilio, TaskRay



Grid Operators / Utilities

Voltus's Software Orchestrates and Optimizes DERs for Grid Operators as Substitute for Traditional Power Plants


Monitor market conditions for potential price spikes, reliability events, weather
Process incoming market signals for dispatching assets and portfolios
Predict peak hours and alert customers of demand charge setting events
Automate control of DERs to ensure value delivery and make life easy for customers
C&I Customer
DER Partners
The Grid
The World
Processing Plane

The equivalent of **1% of all US electricity consumption** flows through platform every day

Present DERs to grid operations in same manner as **traditional power plants**

50+ discrete DER programs trigger two DER dispatches on average per day

Voltus Virtual Operations Center

DER dispatches are automatically managed by the platform with global, 24/7 support.

Automated DER Dispatch


voltus

All dispatch notifications include all program details available to ensure accuracy of curtailment

All dispatch notifications include financial detail and "what's at stake" to keep site staff engaged

Location information is always detailed on which sites should curtail along with click-through to real-time energy consumption

Confirming participation allows Voltus to track participants to ensure dispatch performance or, in the event of an "opt-out", to take action to manage risk

Upon confirmation, participants can access their detailed curtailment plan

All participants have access to a demand response operations center staffed by Voltus team members


Dispatch Participation Confirmed

DER Operations Center

Tools / alerts to ensure successful dispatch of DERs to meet market commitments

24/7 dispatch, engineering, and customer support teams can remotely triage any alerts or underperformance

Real-time dashboard shows which assets and contacts have acknowledged, declined, or not responded to dispatch instructions

Customer-facing dashboard for managers of large energy portfolios


Voltus / SPP - Operating Reserves
0 14
$443,272
103%
Performance per Site
Ringwood Cement
Cinder - 449 w Rectifier
Hudson Wastewater - Eastern Plant 432
Clapton Industrial - Substation 3
Lime Manufacturing, Inc.

CashDash: DER Monetization

Voltus enables DER owners to maximize the value of their DER assets, driving adoption of cleaner, resilient energy.


$182.9M
88
3152

DER Opportunity Identification and Financial Forecasting

- Easily upload DER size, type and zip-codes to mine for opportunity
- Driven by one of the world's largest databases of DER programs, identifies opportunities to monetize by location
- Especially valuable to DER partners and multisite enterprise accounts


794k

Unified DER Transaction Settlement

- Digital transaction platform for customers and partners to manage the flow of funds from the market to the individual assets
- Connects to and settles financial performance with each market, detailing line items to the hour
- Customers can forecast, audit and report on the value of DERs across all U.S. and Canadian wholesale energy markets


voltus
745,272.57

Digital DER Payment to Customer

- Fully digital payment processing
- Detailing payment status helps customers and their accountants know what they are earning and when
- Easy ACH enrollment

Additional Materials

voltus

Voltus & Broadscale Boards and Strategic Advisors

Voltus Board

Tim Woodward
Director

Veery Maxwell
Director

Phil Deutch
Director

Gregg Dixon
Chairman

Matt Plante
Director

Raj Atluru
Director

Ashley Johnson
Director

Selina Tobaccowala
Director

Broadscale Board and Strategic Advisors

Lisa Coca
Director

Alexander (Andy) Karsner
Director

Georgia Levenson Keohane
Director

Stephan Dolezalek
Senior Advisor to Broadscale Acquisition Corp.

Heather Zichal
Senior Advisor to Broadscale Acquisition Corp.

Ray Lane
Senior Advisor to Broadscale Acquisition Corp.

Betsy Cohen
Senior Advisor to Broadscale Acquisition Corp.

voltus

Transaction Summary

Business	▶ Founded in 2016, Voltus is an industry leading distributed energy resource technology platform
SPAC Trust and PIPE	▶ Broadscale Acquisition Corp. (NASDAQ: SCLE) is a special purpose acquisition with $345mm of cash in trust ▶ PIPE size of $100mm
Valuation	▶ Pro forma equity value of $1.3Bn ▶ Attractively valued entry multiple
Capital Structure	▶ Voltus shareholders rolling 100% of their equity ▶ ~$451mm net cash (assuming no redemptions) retained to fully finance all forecasted growth ▶ Earnout for Voltus shareholders and Broadscale creates alignment with all stakeholders

Voltus's Current Investors

Activate capital

AJAX STRATEGIES LLC

NGP ENERGY TECHNOLOGY PARTNERS

Prelude VENTURES

voltus


Gregg Dixon
CEO
Co-Founder


Matt Plante
President
Co-Founder


Dana Guernsey
Chief Product Officer


Doug Perrygo
Chief Financial Officer

BROADSCALE ACQUISITION CORPORATION


Andrew Shapiro
Chairman and CEO


Dan Leff
Senior Operating Partner


John Hanna
CFO and Head of Acquisitions

voltus

Broadscale: Proven Investors Driving the Energy Transition

SPAC Sponsor [1] BROADSCALE ACQUISITION CORPORATION

Broadscale Acquisition Corp. (NASDAQ: SCLE), a SPAC focused on "Disruption for Good" with $345mm of cash in trust, is a partnership of Broadscale Group and HEPCO Capital

BROADSCALE



Andrew Shapiro
Chairman and CEO



Dan Leff
Senior Operating Partner

HEPCO



Edward Cohen
Vice-Chairman



Betsy Cohen
Senior Advisor



Jonathan Cohen
Sponsor Chief Executive Officer



John Hanna
CFO and Head of Acquisitions

- Broadscale Group is an investment and advisory firm dedicated to transforming traditional industries in positive ways
- Broadscale Group has invested in more than a dozen disruptive technology companies leading the energy transition

GENERATE VIA PROTERRA

- HEPCO Capital invests in growth companies across the technology, healthcare, financial services, real estate sectors, and is a leader in the SPAC market
- HEPCO has announced and/or closed 9 De-SPACS, and raised ~$2Bn in PIPE capital

Note:
1. Titles reflect roles at Broadscale Acquisition Corporation

Voltus is a Pure-Play ESG Investment

By its very nature, Voltus delivers impressive ESG benefits – displacing traditional fossil fuel-based power generation while strengthening the electricity system for all.

Environmental

- Voltus enables the shift to DERs, **which are poised to permanently displace 3.9 gigatons of annual CO2 emissions** (1) as DERs replace carbon-intensive fossil fuel power plants
- Voltus enables greater energy efficiency, **which has the potential to reduce buildings' energy consumption by 30% or more by 2050** (2)
- Voltus's platform replaces the need for peaker plants which are among the grid's most polluting resources. Voltus projects its current portfolio displaces **27,000 tons/year of CO2 from peakers alone**

Social

- Voltus is deeply committed to equity and the democratization of the electricity system, reflected in its culture of **"Doing Well by Doing Good"**
- The **>1,000 fossil fuel peaker plants** (3) in the US – which Voltus helps displace – are predominantly in low-income communities and communities of color
- Voltus's leadership was **instrumental in the development of FERC 2222, which is democratizing electricity** by providing DERs with unencumbered access to wholesale power market
- **Voltus makes electricity more reliable, benefitting all** (e.g., saving lives by preventing blackouts)

Governance

- Voltus is **deeply committed to diversity and inclusion**
- Voltus's leadership team is **45% women**
- Voltus creates **a candidate pool for each job that is comprised 50% of women and 40% BIPOC**
- Voltus **has been a remote-only company** from its inception, offering its employees exceptional flexibility and quality of life

1. Enerdata Global Statistical Yearbook, IEA Global Energy & CO2 Status Report 2019, Guidehouse Insights Global DER Deployment Database
2. American Council for an Energy-Efficient Economy, Long-Term Energy Efficiency Potential Report
3. Clean Energy Group

voltus

ISO / RTO Overview and Statistics



	ISO Peak Demand (MW) [1]	ISO MW (%)	ISO Population (mm)	ISO Population (%)	Cities
CAISO	50,270	9%	30	13%	San Francisco, Los Angeles
ERCOT	75,006	14%	26	12%	Houston, Dallas, Austin
SPP	52,554	10%	19	8%	Oklahoma City, Kansas City
MISO	124,900	23%	42	19%	Minneapolis, Madison, St Louis, Detroit
PJM	152,108	28%	65	29%	Chicago, D.C., Philadelphia, Columbus
NYISO	32,904	6%	19	8%	New York City
ISO-NE	25,125	5%	15	7%	Boston
AESO	11,698	2%	4	2%	Calgary, Edmonton
IESO	27,005	5%	5	2%	Toronto

Note:
1. ISO / RTO Peak Demand per regional website

Glossary

Item	Definition
ASP	Average Selling Price
CAC	Customer Acquisition Cost
DER	Distributed Energy Resource
ISO	Independent System Operator
LTV	Lifetime Value
RTO	Regional Transmission Operator
Deployed (Sold) MW	MWs contracted with the customer
Registered (Enrolled) MW	Deployed MWs registered with the program operator (MWs can be registered in multiple programs simultaneously)
Independent System Operators (ISO)	
AESO	Alberta Electric System Operator (Alberta, Canada)
CAISO	California Independent System Operator (California)
ERCOT	Electric Reliability Council of Texas (Texas)
IESO	Independent Electricity System Operator (Ontario, Canada)
ISO-NE	Independent System Operator of New England (CT, MA, NH, RI, VT & parts of ME)
MISO	Midwest Independent System Operator (IA, LA, MI, MN, ND, WI, Manitoba Canada, & parts of AR, IL, IN, MO, MS, MT, SD, TX)
NYISO	New York Independent System Operator (New York)
PJM	"Pennsylvania, Jersey, Maryland" (DE, MD, NJ, OH, PA & parts of IN, IL, KY, NC, VA)
SPP	Southwest Power Pool (KS, OK, parts of AK, LA, MO, MT, NE, ND, NM, SD, TX, WY)
DER Types	
Electric Vehicles	Electric vehicle dynamic charging and discharging
Energy Efficiency	Reductions in energy consumption through more efficient lighting, machines, appliances, etc.
Energy Storage	Behind-the-meter battery resources
Distributed Energy Resources	Decentralized energy generation resources located at customer sites (e.g. distributed solar)
Demand Response	Flexible load capable of reducing electricity consumption during period of high system demand

voltus

Company Financials: Income & Cash Flow Statements

Income Statement ($mm)	Year Ended Dec 31, 2020	Dec 31, 2021
Revenues		
Total Revenues	**$24.4**	**$47.4**
Cost of Revenue	($14.8)	($28.2)
Gross Profit	**$9.7**	**$19.2**
Operating Expenses		
General & Administrative	($6.0)	($13.6)
Research & Development	($1.3)	($4.3)
Selling & Marketing	($5.6)	($10.9)
Total Operating Expenses	**($13.0)**	**($28.8)**
Loss From Operations	**($3.3)**	**($9.6)**
Other Income (Expense)		
Foreign Currency Transaction Gain (Loss)	($0.0)	$0.0
Gain From Extinguishment Upon Loan Forgiveness	$1.0	$0.0
Interest (Expense) Income	($0.3)	($0.2)
Total Other Income	**$0.7**	**($0.2)**
Loss Before Income Taxes	**($2.5)**	**($9.8)**
(Provision for) Benefit From Income Taxes	($0.0)	($0.0)
Net Loss	**($2.6)**	**($9.8)**

Cash Flow Statement ($mm)	Year Ended Dec 31, 2020	Dec 31, 2021
Cash Flows from Operating Activities		
Net Loss	($2.6)	($9.8)
Other	$0.4	$2.7
Changes in Working Capital	$5.4	($2.8)
Net Cash Used in Operating Activities	**$3.2**	**($9.9)**
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	**($4.5)**	**($10.0)**
Cash Flows from Financing Activities		
Net Cash Used in Financing Activities	**$29.2**	**$30.2**
Effects of Exchange Rates on Cash, Cash Equivalents & Restricted Cash	$0.0	$0.1
Net Change in Cash, Cash Equivalents & Restricted Cash	**$27.9**	**$10.4**
Cash, Cash Equivalents & Restricted Cash at Beginning of Year	**$4.2**	**$32.1**
Cash, Cash Equivalents & Restricted Cash at End of Year	**$32.1**	**$42.4**

voltus

Reconciliation of Non-GAAP Financial Measures

$000s	Year ended December 31, 2021
Net loss	**(9,817)**
Adjusted to exclude the following:	
Depreciation and amortization	1,671
Loss on sale of fixed assets	209
Interest expense	184
Provision for income taxes	20
EBITDA	**(7,733)**

$000s	Year ended December 31, 2021
Net cash used in operating activities	**(9,911)**
Adjusted for the following:	
Proceeds from sale of fixed assets [1]	2,000
Deposits for DER customer programs, net	(7,278)
Software development costs	(1,275)
Acquisition of property and equipment	(3,425)
Free cash flow	**(19,889)**

Note:
1. Represents one-time transaction-related costs that are not expected to recur in the future.



Legal Disclaimer

This document contains selected proprietary and confidential information of Voltus, Inc. and its subsidiaries ("Voltus" or the "Company") and Broadscale Acquisition Corp. ("Broadscale"). The Company has retained Morgan Stanley & Co. LLC (together with its affiliated and other applicable entities, which may include Morgan Stanley Realty Incorporated, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, N.A., Morgan Stanley & Co. International plc, Morgan Stanley Securities Limited, Morgan Stanley Bank AG, Morgan Stanley MUFG Securities Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Morgan Stanley Asia Limited, Morgan Stanley Australia Securities Limited, Morgan Stanley Australia Limited, Morgan Stanley Asia (Singapore) Pte., Morgan Stanley Services Limited, Morgan Stanley & Co. International plc Seoul Branch and/or Morgan Stanley Canada Limited, "Morgan Stanley") and Nomura Securities International, Inc. ("Nomura") as its financial advisors in connection with a business combination transaction between Voltus and Broadscale (the "Transaction"). Broadscale has retained Moelis & Company ("Moelis") as its financial advisor in connection with the Transaction. This document has been provided for informational purposes to assist recipients in deciding whether they wish to proceed with a further investigation of the Transaction and may not be used for any other purpose. This document does not and, if hereafter supplemented, will not be all inclusive or contain all of the information that may be required to evaluate the Transaction or any investment in Voltus or Broadscale. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in Voltus or Broadscale. To the fullest extent permitted by law, in no circumstances will Voltus, Broadscale, or any of their respective affiliates, officers, directors, employees, representatives, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. In furnishing this document, Voltus, Broadscale, Morgan Stanley, Nomura and Moelis undertake no obligation to provide the recipient with access to additional information or to update this document or additional information or correct any inaccuracies.

This document and the analyses contained in it have been based, in part, on certain assumptions and information obtained from Voltus, industry studies and other sources. The use of such assumptions and information does not imply that Voltus, Broadscale, Morgan Stanley, Nomura or Moelis have independently verified, will verify or necessarily agree with any of such assumptions or information, and Voltus, Broadscale, Morgan Stanley, Nomura and Moelis have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither Voltus, Broadscale, Morgan Stanley, Nomura, Moelis nor any of their respective affiliates, or their respective officers, directors, employees, representatives, advisors or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates, or that any transaction has been or may be effected on the terms or in the manner stated or implied by this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any, and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. Voltus, Broadscale, Morgan Stanley, Nomura, Moelis and their respective affiliates, officers, directors, employees, representatives, advisors and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom.

This presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (the "Act"), as amended, or an exemption therefrom.

You should not construe the contents of this document as legal, regulatory, tax, accounting or investment advice or a recommendation. We recommend that you seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by Voltus, Broadscale, Morgan Stanley, Nomura, Moelis or any of their respective affiliates. This document is not a research report and was not prepared by the research department of Morgan Stanley, Nomura, Moelis or any of their respective affiliates. By accepting this document, you confirm that you are not relying upon the information contained herein to make any decision.

This presentation shall not constitute a "solicitation" as defined in Section 14 of the Exchange Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Legal Disclaimer

Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "plan," "targets," "projects," "could," "would," "continue," "forecast" or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus' estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale's securities; 13) the risk that the transaction may not be completed by Broadscale's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Broadscale's Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021 and registration statement on Form S-4 (File No. 333-262287), filed with the SEC on January 21, 2022 (as subsequently amended from time to time, the "Registration Statement"), which includes a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This presentation contains financial, operational, industry and market projections. No independent auditor has audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's and Broadscale's control, that could cause actual results to differ materially from those contained in the prospective financial information, including assumptions, risks and uncertainties described in "Forward-Looking Statements" above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or Broadscale or that actual results will not differ materially from those presented in the prospective financial information. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, Broadscale and Voltus believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.



Legal Disclaimer

Financial Information; Non-GAAP Measures

This document includes certain financial measures not presented in accordance with generally accepted accounting principles ("GAAP") including, but not limited to, EBITDA, Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures, and other measures that are calculated using these non-GAAP measures, are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. Broadscale and the Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. The Company has included reconciliations to net income in the case of EBITDA and Net cash used in operating activities in the case of Free Cash Flow, in each case, the most comparable GAAP financial measure, for the year ended December 31, 2021.

This document may also include certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included.

Trademarks

Voltus and Broadscale own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This document may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Voltus or Broadscale, or an endorsement or sponsorship by or of Voltus or Broadscale. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that Voltus or Broadscale will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Industry and Market Data

This presentation contains certain information concerning the Company's products, services and industry that are based on industry surveys and publications or other publicly available information, other information obtained from third-party sources, and the Company's internal sources. This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein are not an indication as to future performance. None of Voltus, Broadscale or their respective affiliates, officers, directors, employees, representatives or advisors has independently verified the accuracy or completeness of any such third-party information. Similarly, other third-party survey data and research reports commissioned by the Company or Broadscale, while believed by to be reliable, are based on limited sample sizes and have not been independently verified by Voltus or Broadscale. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which Voltus operates, and its future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by Voltus and Broadscale.

Additional Information; Participants in the Solicitation

Broadscale has filed a Registration Statement and will be required to file a definitive proxy statement, which may be a part of a registration statement, and other relevant documents with the SEC. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about Broadscale, Voltus and the contemplated business combination. Broadscale's stockholders and other interested persons will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Broadscale, Voltus and the contemplated business combination, without charge, at the SEC's website located at www.sec.gov. This presentation does not contain all the information that should be considered in the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. Broadscale, Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale's stockholders in connection with the proposed transaction. Broadscale's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale's stockholders in connection with the proposed business combination is set forth in the Registration Statement.

Key Risks

These risk factors are being provided as part of a proposed business combination between Voltus and Broadscale, pursuant to which Voltus will become a publicly traded operating company (the "Business Combination"). Investors should carefully consider the risks and uncertainties inherent in an investment in Broadscale, including those described below, together with any other information provided to investors, and should carry out their own diligence and consult with their own financial and legal advisors concerning the risks and suitability of an investment in Broadscale. If Broadscale, Voltus or, following the consummation of the Business Combination, the combined company, cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, the combined company's business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to Broadscale or Voltus or that Broadscale or Voltus currently deem immaterial may also impair the combined company's business operations. Risks relating to Voltus' business will be disclosed in future documents filed or furnished by Voltus and/or Broadscale with the United States Securities and Exchange Commission ("SEC"), including the documents filed or furnished in connection with the proposed transactions between Voltus and Broadscale. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of Broadscale and Voltus and the proposed transactions between Broadscale and Voltus, and may differ significantly from, and be more extensive than, those presented below.

General Business and Industry-Related Risks

- Voltus operates in highly complex and competitive markets; if Voltus is unable to compete successfully, it could lose market share and revenues.
- The ability to effect the merger and New Voltus's ability to successfully operate the business thereafter will be largely dependent upon efforts of certain of our key personnel. Additionally, if Voltus loses key personnel upon whom it is dependent, or if Voltus fails to attract and retain qualified personnel, it may not be able to manage its operations and meet its strategic objectives.
- If Voltus fails to manage its growth effectively, including failing to attract and integrate qualified personnel, it may not be able to develop, produce, market and sell its DER solutions successfully.
- An increased rate of contract terminations by Voltus's existing Energy Consumers, their failure to renew contracts when they expire, their failure to make the appropriate levels of capacity or energy available when called upon, and Voltus's failure to attract newEnergy Consumers could negatively impact Voltus's ability to achieve its commitments and cause it to make refund payments to, or incur penalties imposed by, its electric grid operator and utility customers.
- If Voltus fails to obtain favorable prices in the wholesale electricity markets and DER programs in which it currently participates or chooses to participate in the future, its revenues, gross profits and profit margins will be negatively impacted.
- For some of Voltus's DER solutions, it makes MW capacity commitments to grid operators and utilities months and in some cases years in advance of its obligation to deliver. If the actual amount of MW capacity that Voltus makes available under its capacity commitments under its capacity commitments is less than required according to these commitments, our future commitments, could be reduced and it could be required to make refunds or pay penalty fees, which could negatively impact Voltus's results of operations and financial condition.
- The success of Voltus's businesses depends in part on its ability to develop new product offerings and services, increase the functionality of its current products and expand its products and services into new markets.
- A significant portion of Voltus's revenues are generated from arrangements with a small number of grid operator and utility customers, the postponement, modification or termination of which could significantly reduce Voltus's revenues.
- Although Voltus's sales cycles tend to be relatively short, if those were to lengthen in time and/or become unpredictable, then managing its sales cycles will require significant employee time and financial resources with no assurances that it will realize revenues.
- Pressure on the prices in the DER programs and other programs in which the Company currently participates or chooses to participate in the future, or on the percentage or fixed amount paid to Energy Consumers for making capacity available or curtailing consumption, could adversely affect Voltus's results of operations and financial condition.
- If DER technologies are not suitable for widespread adoption or sufficient demand for Voltus's DER solutions does not develop or takes longer to develop than Voltus's anticipates, Voltus's sales may decline and it may be unable to achieve or sustain profitability.
- Voltus depends on grid operators and utilities for revenues and as a result, its operating results have experienced, and may continue to experience, significant variability due to volatility in spending by these entities, capacity and energy prices and other factors affecting the grid operators and utilities, such as seasonality of peak demand and overall demand for electricity.
- Voltus may require significant additional capital to pursue its growth strategy, but it may not be able to obtain additional financing on acceptable terms or at all.
- Voltus's ability to provide letters of credit or cash deposits could be limited and could negatively affect its ability to bid on or enter into significant commitments for its DER solutions.
- Voltus operations may be adversely affected by the coronavirus outbreak, and it faces disruption risks from the coronavirus that could impact its business, including supply chain risks that could result in insufficient inventory and negatively impact Voltus's business.
- The extent to which the COVID-19 pandemic and resulting deterioration of worldwide economic conditions adversely impact our business, financial condition, and operating results will depend on future developments, which are difficult to predict.
- Voltus may not be able to maintain quality customer care during periods of growth or in connection with the addition of new and complex products or services, which could adversely affect its ability to acquire and retain grid operator and utility customers, Energy Consumers and DER Partners.
- If Voltus is unable to expand the distribution of its products and services through strategic alliances it may not be able to grow its business.
- Events that negatively impact the growth of DERs will have a negative impact on Voltus's business and financial condition.
- The DER industry is an emerging market and Voltus's offerings may not receive widespread market acceptance.
- Voltus must maintain confidence in its long-term business prospects in order to grow its business.
- If Voltus is unsuccessful in developing and maintaining its proprietary technology, including its DER platform, Voltus's ability to attract and retain grid operator and utility customers, Energy Consumers and DER Partners could be impaired, its competitive position could be adversely affected and its revenue could be reduced.
- Negative attitudes, rule changes and policies toward DER offerings and technologies from the U.S. government, other lawmakers and regulators, and activists could adversely affect Voltus's business, financial condition and results of operations.
- While Voltus has not made any acquisitions to date, should it pursue acquisitions in the future, it will be subject to risks associated with acquisitions.
- Voltus faces risks related to its expansion into international markets.
- Fluctuations in the exchange rates of foreign currencies in which Voltus conducts its business, in relation to the U.S. dollar, could harm its business and prospects.

Key Risks (cont'd)

Risks Related to the Regulatory Environment and Litigation

• Unfavorable governmental, court and regulatory decisions and/or policies, including rule changes made by regulatory agencies such as the FERC, changes to the market rules applicable to the wholesale electricity markets in which Voltus currently participates or may participate in the future, and varying regulatory structures in certain electric power markets could negatively affect Voltus's business and results of operations.
• Voltus's business operates in highly regulated and complex markets, is subject to regulation and may become subject to modified or new regulation, which may increase its costs and negatively impact its ability to sell and market its DER solutions and could negatively affect its business and results of operations.
• Governmental and regulatory investigations or other administrative proceedings could expose Voltus to significant liabilities and reputational damage that could have a material adverse effect on Voltus.
• Changes in legislation, regulation and government policy may impact Voltus's business, reputation, financial condition and results of operations.
• Voltus is subject to anti-corruption and anti-bribery laws in the jurisdictions in which it operates.
• Voltus's is also subject to the export and re-export control laws of the U.S., including the U.S. Export Administration Regulations. Voltus is also subject to U.S. government contracting laws, rules and regulations, and may be subject to government contracting laws of other countries in which it does business. Current or future litigation or administrative proceedings could have a material adverse effect on Voltus's business, reputation, financial condition and results of operations.

Risks Related to Information Technology and Intellectual Property

• The operation of Voltus's businesses relies on information technology systems and third-party service and data providers. Failure of information technology systems or by third-party service and data providers could have a material adverse impact on Voltus's business, operations, financial condition and cash flows.
• Any internal or external security breaches, information technology system failures, cyber security attacks or network disruptions that involve Voltus's products or its business could harm its reputation, business operations, energy usage and financial conditions and even the perception of security risks, whether or not valid, could inhibit market acceptance of Voltus's products and cause Voltus to lose customers.
• If Voltus's information technology systems fail to adequately gather, assess and protect data used in providing its DER solutions, or if Voltus experiences an interruption in its operation, its business, financial condition and results of operations could be adversely affected.
• The use of open source software in Voltus's systems and technology may expose it to additional risks and harm its intellectual property.
• If Voltus is unable to protect its intellectual property, its business and results of operations could be negatively affected.
• Voltus may be subject to damaging and disruptive intellectual property litigation related to allegations that its products or services infringe on or otherwise violate intellectual property held by others, which could result in the loss of use of the product or service.
• Voltus primarily relies on Amazon Web Services ("AWS") to deliver its services to users on its platform, and any disruption of or interference with Voltus's use of AWS could adversely affect its business, financial condition and results of operations.
• Voltus's technology, including its DER platform, could have undetected defects, errors or bugs in hardware or software that could reduce market adoption, damage its reputation with current or prospective grid operator and utility customers, Energy Consumers and DER Partners and/or expose it to product liability and other claims that could materially and adversely affect its business.

Risks Related to Accounting and Finance Matters and Projections

• Voltus has identified material weaknesses in its internal control over financial reporting. If Voltus is unable to remediate the material weakness, or if Voltus identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements or restatements of Voltus's consolidated financial statements or cause Voltus to fail to meet its periodic reporting obligations.
•Voltus concluded there were events and conditions that raise substantial doubt regarding its ability to continue as a going concern for the next 12 months and its independent registered public accounting firm made reference to these events and conditions and management's disclosures in their report.
• Once the Merger is consummated, New Voltus will be exposed to potential risks and will incur significant costs as a result of the internal control testing and evaluation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002. New Voltus's failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the closing of the merger could have a material adverse effect on its business.
• Voltus has incurred significant losses in the past and does not expect to be profitable before 2025.
• The estimates and assumptions on which our financial projections are based may prove to be inaccurate, which may cause our actual results to materially differ from such projections, and which may adversely affect our future profitability, cash flows and the market price of our common stock.
• If the estimates and assumptions Voltus uses to determine the size of its total addressable market are inaccurate, its future growth rate may be affected and the potential growth of its business may be limited.
• Voltus's limited operating history at current scale and its nascent industry make evaluating its business and future prospects difficult.
• Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the merger or other ownership changes.
• New Voltus will qualify as an "emerging growth company" within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Voltus's securities less attractive to investors and may make it more difficult to compare New Voltus's performance to the performance of other public companies.
• The Broadscale Warrants are accounted for as liabilities and the changes in value of such warrants could have a material effect on New Voltus's financial results following the merger.

Risks Related to Ownership of New Voltus Common Stock Following the Merger

• The market price of New Voltus's common stock may be volatile and fluctuate substantially, which could cause the value of your investment to decline.
• Voltus expects its quarterly revenues and operating results to fluctuate. If Voltus fails in future periods to meet its publicly announced financial guidance or the expectations of securities analysts or investors, the market price of Voltus's common stock could decline substantially.
• Voltus does not intend to pay dividends on its common stock, so any returns will be substantially limited to the value of New Voltus common stock.
• If securities analysts do not publish research or reports on Voltus's business or if they publish inaccurate or unfavorable research about New Voltus common stock, the stock price and trading volume could decline.
• The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended and The NASDAQ Stock Market LLC, will require significant resources, increase New Voltus's costs and distract its management, and New Voltus may be unable to comply with these requirements in a timely or cost-effective manner. New Voltus will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.
• Any future sales or offerings of Voltus's common stock may cause substantial dilution to its stockholders and could cause the price of its common stock to decline.

Risks Related to the Business Combination

• Each of Voltus and Broadscale will incur significant transaction costs in connection with the Business Combination.
• The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination agreement may be terminated in accordance with its terms and the Business Combination may not be completed